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                          January 24, 2022

       Kelly Stopher
       Chief Financial Officer
       United States Antimony Corporation
       47 Cox Gulch
       P.O. Box 643
       Thompson Falls, Montana 59873

                                                        Re: United States
Antimony Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed January 14,
2022
                                                            File No. 333-262206

       Dear Mr. Stopher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              M. Ali Panjwani